--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.    )

                            ------------------------

                          KAPSON SENIOR QUARTERS CORP.
                           (NAME OF SUBJECT COMPANY)

                          KAPSON SENIOR QUARTERS CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
    $2.00 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE
                       (TITLES OF CLASSES OF SECURITIES)

                                   485624100
                                   485624209
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                                  GLENN KAPLAN
                          KAPSON SENIOR QUARTERS CORP.
                          125 FROEHLICH FARM BOULEVARD
                            WOODBURY, NEW YORK 11797
                                 (516) 921-8900
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    Copy to:
                             ARNOLD J. LEVINE, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                         NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.
     The name of the subject company is Kapson Senior Quarters Corp., a Delaware corporation (the 'Company'), and the address of the principal executive offices of the Company is 125 Froehlich Farm Boulevard, Woodbury, New York 11797. The titles of the classes of equity securities to which this Statement relates are the common stock, par value $.01 per share (the 'Common Stock'), of the Company and the $2.00 Convertible Exchangeable Preferred Stock, par value $.01 per share (the 'Preferred Stock'), of the Company (the Common Stock and the Preferred Stock are sometimes collectively referred to herein as the 'Shares').

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer by Prometheus Acquisition Corp., a Delaware corporation, as bidder (the 'Offeror'), a wholly owned subsidiary of Prometheus Senior Quarters, LLC, a Delaware limited liability company ('Parent'), and an affiliate of Lazard Freres Real Estate Investors, L.L.C., a Delaware limited liability company ('LFREI'), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 2, 1998 (the 'Schedule 14D-1'), to purchase all of the outstanding shares of Common Stock, at a price of $14.50 per share, net to the seller in cash, without interest (the 'Common Stock Offer Price'), and all of the outstanding shares of Preferred Stock, at a price of $27.93 per share, net to the seller in cash, without interest (the 'Preferred Stock Offer Price'), upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase, dated March 2, 1998 (the 'Offer to Purchase'), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the 'Offer' and are contained within the Schedule 14D-1).

     As set forth in the Schedule 14D-1, the principal executive offices of Parent and the Offeror are located at 30 Rockefeller Plaza, New York, New York 10020.

     The Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of February 23, 1998 (the 'Merger Agreement'), among the Company, Parent and the Offeror, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the 'DGCL'), the Offeror will be merged with and into the Company (the 'Merger'), the separate existence of the Offeror will cease and the Company will continue as the surviving corporation following the Merger (the 'Surviving Corporation'). At the effective time of the Merger (the 'Effective Time'), each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by any subsidiary of the Company, Shares owned by the Offeror or Parent or Shares with respect to which appraisal rights are properly exercised under the DGCL (the 'Dissenting Shares')) will be converted into and represent the right to receive, in the case of the Common Stock, the Common Stock Offer Price (the 'Common Stock Merger Consideration') and in the case of the Preferred Stock, the Preferred Stock Offer Price (the 'Preferred Stock Merger Consideration,' together with the Common Stock Merger Consideration, the 'Merger Consideration'), in each case in cash without interest. Certain other terms of the Merger Agreement are described in Item 3(b). A copy of the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.


ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described on pages 5-16 of the Company's proxy statement relating to the annual meeting of the Company's stockholders held on July 18, 1997 (the '1997 Proxy Statement') in the sections, 'Compensation of Directors,' 'Summary Compensation Table,' 'Employment Agreements,' 'Compensation Committee Report,' 'Certain Transactions' and 'Certain Transactions Regarding Sales of Common Stock.' Pages 5-16 of the 1997 Proxy Statement are filed as Exhibit 2 hereto and are incorporated herein by reference.

ARRANGEMENTS REGARDING THE OPERATION OF CERTAIN OF THE COMPANY'S FACILITIES

     Because of New York law and regulations, Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan (collectively, the 'Kaplans'), directors and executive officers of the Company who beneficially own approximately 54% of the outstanding Common Stock, individually currently are, and subsequent to any consummation of the Offer or the Merger will continue to be, the operators of most of the Company's assisted living facilities located in New York until such time as a successor entity controlled by one of the Kaplans and an individual associated with LFREI is approved as a replacement operator in accordance with applicable law. Subsequent to consummation of the Merger, each operating agreement with a facility that is wholly owned by the Company will have a term of five years and provide for a management fee to the operators of $5,000 per month. The form of operating agreement is filed as Exhibit 3 hereto and is incorporated herein by reference. The current operating agreements with facilities not wholly owned by the Company generally have a term of at least five years and provide for an operating fee equal to 5% of gross revenues or the greater of 5% of gross revenues and a minimum fee (if there is a minimum fee, it is usually set at $150,000 per annum which, in some instances, will phase out over a period of time) and the Company may also be entitled to an incentive fee. The Kaplans or the successor entity, as operators of each of these facilities, will engage a wholly-owned subsidiary of the Company to provide certain management services in connection with the day-to-day operations of each facility, in each case pursuant to a separate management agreement. The Master Management Services Agreement and the Interim Management Services Agreement are filed as Exhibits 4 and 5 hereto, respectively, and are incorporated herein by reference. The term of the management agreements will be five years. The fee payable to the Company's subsidiary under each management agreement with a facility operated by the Kaplans or a successor entity and wholly owned by the Company will be $4,000 per month. The fee payable to the Company's subsidiary under management agreements related to facilities that are not wholly owned by the Company will be the greater of (i) 5% of total gross revenues less $1,000 or (ii) $11,500 per month, but the foregoing fee will be contingent on the operators receiving payment of said amount from the owner of the facility. To the extent one or more of the Kaplans retains operating fees, such amounts will be offset against the Company's payment obligations under their employment agreements with the Company. The Company has agreed to indemnify the Kaplans from and against any losses, claims, damages and other liabilities they may sustain as a result of their serving as operators of any facility owned by the Company or its affiliates after the Merger or, under certain circumstances, after the Offer. The letter agreement relating to the indemnification of the Kaplans by the Company is filed as Exhibit 6 hereto and is incorporated herein by reference.

     Pursuant to a letter agreement among the Company, the Kaplans, the Offeror and Parent, dated February 23, 1998 (the 'Home Health Agency Letter Agreement'), the Kaplans have agreed, for no monetary consideration, to use their reasonable best efforts to arrange and obtain regulatory approval for the transfer of responsibility for the operation of the Kapson Licensed Home Care Services Agency ('KLHCSA'), which is currently owned and operated by The Kapson Group, a partnership comprised of the Kaplans, to the Company promptly after the consummation of the Offer or the Merger. The Kaplans have also agreed to cause KLHCSA to maintain its existing business arrangements with the Company and its subsidiaries until the ownership of KLHCSA is transferred to the Company, which the parties acknowledge may take a considerable period of time due to the need for regulatory review of the transfer application by the New York Department of Health. The Home Health Agency Letter Agreement is filed as Exhibit 7 hereto and is incorporated herein by reference.

     The operating agreements, the Interim Management Services Agreement and the Master Management Services Agreement are in the process of being revised to conform to comments recently received from the New York State Department of Health. These revisions will reduce the role of the Company in the operation of the New York facilities and increase the authority of the operator of the New York facilities.

THE MERGER AGREEMENT

The Offer

     The Offeror commenced the Offer in accordance with the terms of the Merger Agreement.

The Merger

     The Merger Agreement provides that upon the terms and subject to the conditions therein, and in accordance with the DGCL, at the Effective Time the Offeror will be merged with and into the Company and the separate corporate existence of the Offeror will cease and the Company will continue as the Surviving Corporation. The Certificate of Incorporation and By-laws of the Company, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and By-laws of the Surviving Corporation. The directors of the Offeror immediately prior to the Effective Time and Glenn Kaplan and Evan A. Kaplan (directors and executive officers of the Company) will be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation as of the Effective Time.

Conversion of Securities

     At the Effective Time, (1) each share of Common Stock issued and outstanding immediately prior thereto will be converted into the right to receive the Common Stock Merger Consideration, without interest, and (2) each share of Preferred Stock issued and outstanding immediately prior thereto will be converted into the right to receive the Preferred Stock Merger Consideration, without interest (except in each such case for Shares held by the Company as treasury shares, Shares owned by Parent or any of its subsidiaries, including the Offeror, all of which will be canceled and no consideration will be delivered in exchange therefor, and Dissenting Shares). All options (individually, an 'Option' and, collectively, the 'Options') outstanding immediately prior to the Effective Time under any Company stock option plan, whether or not then exercisable, will be canceled and each holder of an Option will be entitled to receive from the Surviving Corporation, for each share of Common Stock subject to an Option, an amount in cash equal to the excess, if any, of the Common Stock Merger Consideration over the per share exercise price of such Option, without interest.

Dissenting Shares

     The Merger Agreement provides that, if required by the DGCL, Dissenting Shares will not be exchangeable for the right to receive the Merger Consideration and holders of such Dissenting Shares will be entitled to receive payment of the appraised value of their Dissenting Shares in accordance with the DGCL unless such holders fail to perfect or withdraw or lose their right to appraisal and payment under the DGCL. If, after the Effective Time, any holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive, without interest, the Merger Consideration.

Merger Without Meeting of Stockholders

     If the Offeror, or any other direct or indirect subsidiary of Parent, acquires at least 90% of the outstanding shares of the Common Stock and at least 90% of the outstanding shares of the Preferred Stock, the parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL.

Representations and Warranties

     The Merger Agreement contains customary representations and warranties of the Company and its subsidiaries relating to: (a) organization, standing and power; (b) capital structure; (c) subsidiaries; (d) authority and non-contravention; (e) documents filed by the Company with the Securities and Exchange Commission (the 'Commission'); (f) absence of certain events; (g) litigation; (h) compliance with law; (i) employee plans; (j) employment relations and agreements; (k) contracts; (l) environmental laws and regulations;
(m) property and leases; (n) patents, trademarks and copyrights; (o) insurance;

(p) takeover statutes; (q) taxes; (r) absence of change of control; (s) brokers; and (t) disclosures.

     The Merger Agreement also contains customary representations and warranties of Parent relating to: (a) organization, standing and power; (b) authority and non-contravention; (c) financing; and (d) brokers. In addition, the Merger Agreement contains representations and warranties of the Offeror relating to:
(a) organization and standing; and (b) authority and non-contravention.

Conduct of Business

     Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, the Company will, and will cause each of its subsidiaries to, in all material respects carry on its business in, and not enter into any material transaction other than in accordance with, the regular and ordinary course and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by the Merger Agreement, the Merger Agreement provides that the Company will not, and will cause each of its subsidiaries not to, without the prior written consent of Parent: (a) other than in connection with (i) the conversion of Preferred Stock into Common Stock in accordance with its terms, (ii) the exercise of options outstanding prior to the date hereof in accordance with their terms and (iii) the payment of dividends on the Preferred Stock in accordance with its terms, (x) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such,
(y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (b) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than as specified in clauses (i) and (ii) of paragraph (a) above); (c) amend its Certificate of Incorporation or By-laws; (d) acquire or agree to acquire by merging or consolidating with, or purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that in the aggregate have a value in excess of 1% of the Company's assets; (e) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets that in the aggregate have an excess of 1% of the Company's assets; (f) amend or otherwise modify, or terminate, any material contract, or enter into any joint venture, lease or management agreement or other material agreement of the Company or any of its subsidiaries; (g) incur any additional indebtedness (including for this purpose any indebtedness evidenced by notes, debentures, bonds, leases or other similar instruments, or secured by any lien on any property, conditional sale obligations, obligations under any title retention agreement and obligations under letters of credit or similar credit transaction) in a single transaction or a group of related transactions, enter into a guaranty, or engage in any other financing arrangements having a value in excess of 1% of the Company's assets, or make any loans, advances or capital contributions to, or investments in, any other person; (h) alter through merger, liquidation, reorganization, restructuring or in any other fashion its corporate structure or ownership; (i) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it; (j) revalue any of its assets, including, without limitation, writing down the value of its inventory or writing off notes or accounts receivable, other than in the ordinary course of business; (k) make any tax election, change any annual tax accounting period, amend any tax return, settle or compromise any income tax liability, enter into any closing agreement, settle any tax claim or assessment, surrender any right to claim a tax refund or fail to make the payments or consent to any extension or waiver of the limitations period applicable to any tax claim or assessment; (l) except in the ordinary course of business, settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the Merger Agreement with a cost of $250,000 or more; (m) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company or incurred in the ordinary course of business consistent with past practice; (n) increase in any manner the compensation or fringe benefits of any of its directors, officers and other key employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, other than increases in the compensation of employees who are not officers or directors of the Company or any of its subsidiaries made in the ordinary course of business consistent with past practice, or, except to the extent required by law, voluntarily accelerate the vesting of any compensation or benefit; (o) waive, amend or allow to lapse any term or condition of any confidentiality, 'standstill,' consulting, advisory or employment agreement to which the Company is a party; (p) approve any annual operating budgets for the Company and its subsidiaries; (q) change the Company's dividend policy; (r) enter into any transaction with affiliates; (s) enter into any business other than the ownership, management, operation and development of assisted living facilities and business related thereto; (t) pursuant to or within the meaning of any bankruptcy law, (i) commence a voluntary case, (ii) consent to the entry of an order for relief against it in an involuntary case,
(iii) consent to the appointment of a custodian of it or for all or substantially all of its property or (iv) make a general assignment for the benefit of its creditors; (u) purchase or lease or enter into a binding agreement to purchase or lease any real property; (v) enter into any employment agreement with any officer or employee; (w) enter into any development agreement, option relating to new development or any other obligation relating to new development which in the aggregate would have a cost to the Company in excess of 1% of the Company's assets; or (x) take, or agree in writing or otherwise to take, any of the foregoing actions.

     The Merger Agreement also provides that, prior to the Effective Time, as requested by Parent, (i) the Company will confer on a regular basis with one or more representatives of Parent with respect to material operational matters;
(ii) the Company will, within 30 days following each fiscal month, deliver to Parent financial statements, including an income statement and balance sheet for such month; and (iii) upon the knowledge of the Company or any of its subsidiaries of any Material Adverse Change (as defined in the Merger Agreement) to the Company, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach in any material respect of any representation or warranty contained therein, the Company will promptly notify Parent thereof.

Alternative Proposal

     Pursuant to the Merger Agreement, the Company agrees (a) that neither it nor any of its subsidiaries will, nor will its or any of its subsidiaries' officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an 'Alternative Proposal'), or except as may be required in the exercise of the fiduciary duties of the Company's directors to the Company or its stockholders after receiving advice from outside counsel, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or release any third party from any obligations under any existing standstill agreement or arrangement, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the execution of the Merger Agreement with respect to any of the foregoing, and it will take the necessary steps to inform the individuals or entities referred to above of the obligations described in this paragraph; provided, however, that the Company or its Board of Directors may take and disclose to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Securities Exchange Act of 1934 (the 'Exchange Act') or may make such disclosure to the Company's stockholders which, in the judgment of the Board of Directors of the Company after receiving advice of outside counsel, may be required under applicable law. The Merger Agreement provides that the Company will immediately advise Parent in writing of the receipt, directly or indirectly, of any inquiry, discussion, negotiation or proposal relating to an Alternative Proposal (including the specific terms thereof and the identity of the other party or parties involved) and furnish to Parent within 24 hours of such receipt an accurate description of all material terms (including any changes or adjustments to such terms as a result of negotiations or otherwise) of any such written proposal in addition to any information provided to any third party relating thereto. In addition, the Merger Agreement provides that the Company will immediately advise Parent, in writing, if the Board of Directors of the Company makes any determination as to any Alternative Proposal.

Company Stockholder Approval; Proxy Statement

     The Merger Agreement provides that if approval or action in respect of the Merger by the stockholders of the Company is required by applicable law, the Company will, if appropriate, call a meeting of its stockholders (the 'Stockholder Meeting') for the purpose of voting upon the Merger and will use its reasonable best efforts to obtain stockholders' approval of the Merger. The Merger Agreement provides that the Stockholder Meeting will be held as soon as practicable following the purchase of Shares pursuant to the Offer and the Company will, through its Board of Directors but subject to the fiduciary duties of its Board of Directors under applicable law as determined by the Board of Directors in good faith after consultation with the Company's outside counsel, recommend to its stockholders the approval of the Merger and not rescind its declaration that the Merger is advisable. The record date for the Stockholder Meeting will be a date subsequent to the date Parent or the Offeror becomes a record holder of Shares purchased pursuant to the Offer. The Merger Agreement also provides that if required by applicable law, the Company will, as soon as practicable following the expiration of the Offer, prepare and file a preliminary proxy statement or, if applicable, an information statement with the Commission with respect to the Stockholder Meeting and will use its reasonable best efforts to respond to any comments of the Commission or its staff and to cause such proxy statement or information statement to be cleared by the Commission. As promptly as practicable after the proxy statement or, if applicable, the information statement has been cleared by the Commission, the Company will mail the proxy statement or, if applicable, the information statement to the stockholders of the Company.

     The Merger Agreement provides that the Company will use its reasonable best efforts to obtain any necessary approvals by its stockholders of the Merger, the Merger Agreement and the transactions contemplated thereby and that Parent will cause all Shares purchased pursuant to the Offer and all other Shares owned by the Offeror or any other subsidiary of Parent to be voted in favor of the approval of the Merger.

Indemnification and Insurance

     The Merger Agreement provides that Parent will cause the Surviving Corporation to keep in effect provisions in its Certificate of Incorporation and By-laws providing for exculpation of director and officer liability and indemnification of each person who is now or has at any time prior to the date of the Merger Agreement been entitled to the benefit of the indemnification provisions set forth in the Company's Certificate of Incorporation and By-laws (the 'Indemnified Parties'), to the fullest extent now or hereafter permitted under the DGCL, which provisions will not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Parties' right of indemnification. Pursuant to the Merger Agreement, the Surviving Corporation will pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Parties in enforcing the indemnity obligations provided for in this paragraph. The Merger Agreement provides that the rights of each Indemnified Party thereunder will be in addition to any other rights such Indemnified Party may have under the Certificate of Incorporation or By-laws of the Company, under the DGCL or otherwise. Further, the Merger Agreement provides that for the period from the time the Offeror first purchases Shares pursuant to the Offer through the Effective Time, Parent will not permit the Company to amend the provisions in its Certificate of Incorporation or By-laws providing for exculpation of directors' and officers' liability and indemnification of the Indemnified Parties.

     Under the Merger Agreement, the Surviving Corporation will maintain in effect for not less than three years after the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company with respect to matters occurring on or prior to the Effective Time; provided, however, that the Surviving Corporation may substitute therefor policies of at least the same coverage (with carriers comparable to the Company's existing carriers) containing terms and conditions which are no less advantageous to the Indemnified Parties; provided, however, that the Surviving Corporation will not be required to maintain or procure such coverage to pay an annual premium in excess of 150% of the current annual premium paid by the Company for its coverage (the 'Cap'); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Surviving Corporation will be required to obtain only as much coverage as can be obtained by paying an annual premium equal to the Cap.

Board Representation; Directors

     Pursuant to the Merger Agreement, promptly upon the purchase of shares of Common Stock pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors equal to the product of (a) the total number of directors on the Board of Directors and (b) the percentage that the number of shares of Common Stock purchased by Parent bears to the number of shares of Common Stock outstanding, and the Company will, upon request by Parent, promptly increase the size of the Board of Directors and/or exercise its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board of Directors and will cause Parent's designees to be so elected. The Merger Agreement provides that the Company will take, at its expense, all action required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to fulfill its obligations under this paragraph and will include in the Schedule 14D-9 or otherwise timely mail to its stockholders such information with respect to the Company and its officers and directors as is required by such Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this paragraph. Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by such Section 14(f) and

Rule 14f-1. A copy of the information statement is filed as Schedule I hereto and is incorporated herein by reference.

Fees and Expenses

     The Merger Agreement provides that whether or not the Merger, the Offer or the other transactions contemplated by the Merger Agreement are consummated, except as described below under 'Effect of

Termination and Abandonment,' all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

Conditions to Each Party's Obligation to Effect the Merger

     The respective obligations of each party to effect the Merger will be subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) if approval of the Merger by the holders of the Common Stock is required by applicable law, the Merger will have been approved by the requisite vote of such holders; and (b) no preliminary or permanent injunction or other order by any federal or state court in the United States of competent jurisdiction which prevents the consummation of the Merger will have been issued and remain in effect (each party agreeing to use all commercially reasonable efforts to have any such injunction lifted).

Termination by Mutual Consent

     The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after any approval by the stockholders of the Company, by the mutual consent of Parent and the Company prior to the purchase of the Shares pursuant to the Offer.

Termination by Either Parent or the Company

     The Merger Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of the Company or by Parent if: (a) the Merger has not been consummated by December 31, 1998; provided, however, that the right to terminate the Merger Agreement pursuant to this clause will not be available
(i) to Parent, if the Offeror or any affiliate of the Offeror acquires Shares pursuant to the Offer, or (ii) to any party whose failure to fulfill any obligation of the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date; or (b) upon a vote at a duly held meeting or upon any adjournment thereof, the stockholders of the Company have failed to give any approval required by applicable law; or (c) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and non-appealable; provided that the party seeking to terminate the Merger Agreement pursuant to this clause has used all commercially reasonable efforts to remove such injunction, order or decree; or (d) as the result of the failure of any of the conditions to the Offer or otherwise, the Offer has terminated or expired in accordance with its terms without the Offeror having purchased any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (d) will not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of any such condition; or (e) Parent has reasonably determined that any condition to the Offer (other than the condition that a minimum number of Shares be tendered in the Offer) is not capable of being satisfied at any time in the future and the Offeror has not purchased Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (e) will not be available to any party whose failure to fulfill any obligation of the Merger Agreement has been the cause of, or resulted in, such Offer condition being incapable of satisfaction.

Termination by Parent

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if the Board of Directors of the Company has failed to recommend, or has withdrawn, modified or amended in any material respect its approval or recommendations of the Offer or the Merger or has resolved to do any of the foregoing, or has recommended an Alternative Proposal to the Company's stockholders.

Termination by the Company

     The Merger Agreement may be terminated and the Merger abandoned by the Company at any time prior to the approval of the Merger by the stockholders of the Company, if there is an Alternative Proposal which the Board of Directors of the Company in good faith determines represents a superior transaction for the stockholders of the Company as compared to the Merger, and the Board of Directors of the Company determines, after consultation with counsel, that failure to terminate the Merger Agreement would be inconsistent with the compliance by the Board of Directors of the Company with its fiduciary duties to stockholders imposed by law; provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available (i) if the Company has breached in any material respect its obligations under the Merger Agreement or

(ii) if the Alternative Proposal is subject to a financing condition, unless the Board of Directors of the Company is of the opinion, after receiving a written opinion from a nationally recognized investment banking firm, that the Alternative Proposal can be financed. The Company will provide Parent with two days' written notice of its intention to so terminate the Merger Agreement.

Effect of Termination and Abandonment

     (a) If (w) the Merger Agreement is terminated by either party pursuant to clause (b) under the paragraph above, 'Termination by Either Parent or the Company,' (x) the Board of Directors of the Company withdraws or modifies in a manner adverse to Parent its approval or recommendation of the Offer or the Merger or recommends an Alternative Proposal to the Company's stockholders and Parent terminates the Merger Agreement pursuant to the paragraph above, 'Termination by Parent,' (y) the Merger Agreement is terminated by the Company pursuant to the paragraph above, 'Termination by the Company,' or (z) any person makes an Alternative Proposal at $14.50 per share of Common Stock or more for 75% or more of the Common Stock and thereafter the Merger Agreement is terminated for any reason other than those set forth in clause (w), (x) or (y) above and within six months thereafter the Company enters into an agreement with respect to an Alternative Proposal at $14.50 per share of Common Stock or more for 75% or more of the Common Stock, then the Merger Agreement provides that the Company will pay Parent $6,000,000. The Merger Agreement further provides that if the Merger Agreement is terminated as a result of the failure of the conditions specified in Exhibit A thereto, then the Company will promptly reimburse Parent for all out-of-pocket costs and expenses incurred by Parent in connection with the Offer, the Merger Agreement and the transactions contemplated thereby, including costs and expenses of accountants, attorneys and financial advisors in an amount not to exceed $1,000,000. The Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

THE STOCKHOLDER AGREEMENT

     Pursuant to a Second Amended and Restated Stockholders Agreement, dated as of February 23, 1998 (the 'Stockholder Agreement'), among the Kaplans and Parent, the Kaplans, who beneficially own in the aggregate approximately 54% of the outstanding shares of Common Stock, have agreed to tender and sell to Parent pursuant to the Offer all the Common Stock held by them and not to withdraw any Common Stock tendered in the Offer.

     Each of the Kaplans has further agreed to: (1) vote all of the shares of Common Stock beneficially owned by him in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement; (2) vote the shares of Common Stock beneficially owned by him against any action or agreement involving a sale of such shares, merger or sale of substantially all of the assets of the Company that would result in a breach in any material respect of any obligation of the Company under the Merger Agreement; and (3) vote the shares of Common Stock beneficially owned by him against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage the Merger. If any of the Kaplans fails to comply with the foregoing, as determined by Parent in its sole discretion, such failure will result in the automatic, irrevocable appointment of Parent as the attorney and proxy of such Kaplan, with full power of substitution, to vote, and otherwise act with respect to, all shares of Common Stock that such Kaplan is entitled to vote on any of the foregoing matters.

     The Kaplans also have granted to Parent an irrevocable option (the 'Stock Option') to purchase for $14.50 per share (i) all, but not less than all, of the shares of Common Stock beneficially owned by the Kaplans and (ii) any additional shares of Common Stock acquired by the Kaplans during the term of the Stockholder Agreement. The Stockholder Agreement sets no limitation on the number of shares of Common Stock the Kaplans can own. The Stock Option may be exercised by Parent at any time prior to the termination of the Stockholder Agreement and prior to the earliest to occur of (i) the first anniversary of the date of the Stockholder Agreement, (ii) if the Merger Agreement is terminated, or Parent provides written or oral notice to the Company that it elects not to consummate the Offer or close the transactions contemplated by the Merger Agreement, as a result of the failure of any of the conditions specified in Exhibit A to the Merger Agreement, and at the time of such termination or notice there does not exist any Alternative Proposal at $14.50 or more per share of Common Stock for 75% or more of the outstanding Common Stock of the Company, the termination of the Merger Agreement and (iii) if the Merger Agreement is terminated, or Parent provides written or oral notice to the Company that it elects not to consummate the Offer or close the transactions contemplated by the Merger

Agreement, as a result of the failure of any of the conditions specified in Exhibit A to the Merger Agreement, and at the time of such termination or notice there exists any Alternative Proposal at $14.50 or more per share of Common Stock for 75% or more of the outstanding Common Stock of the Company, the date six months after the date of the termination of the Merger Agreement; provided, however, that if a tender offer is commenced by any party or entity other than Parent and its affiliates with respect to the Common Stock, then, notwithstanding any provision of the Stockholder Agreement, the Kaplans may tender all or any of their shares of Common Stock into such tender offer on or before the time 48 hours before the expiration of such offer.

     Each of the Kaplans has also made certain covenants with respect to the disposition or encumbrance of the shares of Common Stock beneficially owned by him, the acquisition of additional shares and the solicitation of transactions relating to the shares of Common Stock beneficially owned by him. Each of the Kaplans has further agreed that, in the event of any change in the capitalization of the Company, he will adjust the number and kind of the shares of Common Stock beneficially owned by him and the consideration payable in respect of such shares so as to restore to Parent its rights and privileges under the Stockholder Agreement.

     The Stockholder Agreement is filed as Exhibit 8 hereto and is incorporated herein by reference.

THE EMPLOYMENT AGREEMENTS

     In connection with the execution of the Merger Agreement, the Company has entered into an amended and restated employment agreement with each of the following employees: (1) Glenn Kaplan as Chief Executive Officer; (2) Evan A. Kaplan as Chief Operating Officer; (3) Wayne L. Kaplan as Senior Executive Vice President, Secretary or General Counsel; and (4) Raymond DioGuardi as Chief Financial Officer. Base compensation under the employment agreements will be not less than $250,000 per year for Glenn Kaplan, not less than $225,000 per year for Evan A. Kaplan, not less than $200,000 per year for Wayne L. Kaplan, and not less than $175,000 per year for Mr. DioGuardi. In addition, each of the employees will be entitled to receive a target bonus, based upon the Company's achievement of certain operating and/or financial goals, equal to a specified percentage of each employee's then current annual base salary (up to 75% in the case of Glenn Kaplan and Wayne L. Kaplan, up to 100% in the case of Evan A. Kaplan, and up to 50% in the case of Mr. DioGuardi). With respect to each of

Glenn Kaplan, Evan A. Kaplan and Wayne L. Kaplan, any bonus payable in respect of the fiscal year beginning January 1, 1998 shall be payable, with interest at an annual rate equal to 4%, within five days following the end of fiscal year 1999; provided, however, that no bonus shall be payable for such fiscal year in the event the employee's employment with the Company shall have been terminated by the Company for 'Cause' (as defined in such employee's employment agreement) or voluntarily by the employee without 'Good Reason' (as defined in such employee's employment agreement) on or prior to December 31, 1999. The Board of Directors may increase an employee's bonus for any fiscal year to an amount greater than the percentages specified above; provided, however, that the Company has attained no less than 95% of the applicable operating or financial goals for such fiscal year. Each of the employees shall be eligible to participate in all benefit plans and receive all fringe benefits available to similarly situated employees which, in the aggregate, shall be no less favorable than those provided to any other employee of the Company determined as of the date of the employment agreements.

     The term of each employment agreement is for two years commencing at the Effective Time, which term will be automatically renewed for successive one-year terms unless either party gives written notice no less than six months prior to the then applicable term that the term will not be so extended. The Company may terminate the employees at any time and for any reason, but the employees may resign only for Good Reason. If an employee's employment with the Company is terminated: (i) by the Company other than for Cause, death or disability; or
(ii) voluntarily by the employee with Good Reason, the employment agreement provides that the Company will continue to pay such employee an amount equal to his then current annual base salary for the remainder of the then applicable employment term, and the Company will continue such employee's then current medical coverage for a period of two years following the termination of the employee's employment.

     Pursuant to non-competition covenants contained in the employment agreements, each of the employees has agreed that he will not, during the term of his employment and for a period of three years after the date of his termination (five years if he is terminated for Cause), directly or indirectly own, manage, operate, join, control, be employed by or participate in the ownership, management, operation or control of, or be connected in any manner, including, but not limited to, holding the positions of stockholder, director, officer, consultant, independent contractor, employee, partner or investor, with any person or entity engaged in the business of providing assisted living, independent living, skilled nursing facilities or continuing care retirement centers (containing assisted living, independent living and skilled nursing facilities in one campus) (each a 'Competitive Business') within a 25-mile radius of any such business operated or in the pipeline to be operated (to the extent the employee has knowledge thereof after due inquiry) by the Company, LFREI or any affiliate of LFREI (a 'Competing Enterprise'); provided, however, that if Mr. DioGuardi's employment with the Company shall be terminated by his giving notice of his intention not to extend his employment past the second anniversary of the effective date of his employment agreement (the 'Initial Term'), he shall not be precluded from accepting the position of chief financial officer with any Competing Enterprise; and provided, further, that if Mr. DioGuardi's employment is terminated by the Company giving notice of its intention not to extend his employment beyond the Initial Term (a 'Limited DioGuardi Termination'), Mr. DioGuardi shall have no restriction on his employment after the Initial Term.

     In addition, during the term of his employment and for a period of two years thereafter, each of the employees has agreed not to interfere with the Company's relationship with, or endeavor to entice away from the Company, any person who at any time during the employee's term of employment was an employee or customer of the Company or otherwise had a material business relationship with the Company. With respect to each of Glenn Kaplan, Evan A. Kaplan and Wayne
L. Kaplan, the foregoing shall not apply with respect to Mr. DioGuardi if (i) Mr. DioGuardi's employment shall have terminated pursuant to a Limited DioGuardi Termination; and (ii) Mr. DioGuardi shall not be employed in any Competitive Business.

     The employment agreements between the Company and each of Glenn Kaplan, Wayne L. Kaplan, Evan A. Kaplan and Raymond DioGuardi are filed as Exhibits 9, 10, 11 and 12 hereto, respectively, and are incorporated herein by reference.

THE ESCROW AGREEMENT

     Pursuant to an Escrow Agreement, dated as of February 23, 1998, among the Kaplans, the Company, the Offeror and Parent and a letter agreement among the same parties dated as of the same date (the 'Escrow Agreement'), the Kaplans have agreed that $6,000,000 of the proceeds from the shares tendered by them in the Offer or sold by the Kaplans to Parent pursuant to the Stockholder Agreement will be placed in escrow. The escrowed funds will be delivered to the Company if the Kaplans or any of the Kaplans licensed to operate certain of the Company's facilities loses any such operating certificate or if the Kaplans cause any such facility to be without a licensed operator as a result of the breach by the Kaplans of their obligations under certain agreements between the Kaplans and the Company (a 'License Loss Breach') to the extent that such License Loss Breach damages the Company. The escrowed funds will be delivered to the Kaplans upon (i) the retention by the Kaplans of such operating certificates for a given period of time, (ii) the issuance of such operating certificates for all such facilities to a Replacement Operator (as defined in the Escrow Agreement), or
(iii) the satisfaction of certain other conditions. The Escrow Agreement is filed as Exhibit 13 hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) At a meeting of the Board of Directors held on February 23, 1998, the Board of Directors, based upon and subject to the terms and conditions set forth in the Merger Agreement, unanimously approved and adopted the Merger Agreement, the Merger and the Offer; and recommended that the stockholders of the Company accept the Offer (and tender their Shares pursuant thereto)and adopt the Merger Agreement and the transactions contemplated thereby. The events preceding this action are described below in this Item 4(a).

     The Company completed its initial public offering of Common Stock in October 1996. Subsequent thereto, the Company expanded its business significantly and entered into a number of negotiations relating to the acquisition and development of assisted living facilities.

     During the fourth quarter of 1996 and the first quarter of 1997, the Company began to experience increased competition in the acquisition and development of assisted living facilities in its core markets, principally from other large companies, many of which have considerably greater financial resources and a lower cost of capital than the Company. Because of such competition, the continued expansion of the Company's business and its plans for future expansion, the Company determined that it needed to increase its financial resources. Beginning in early 1997, the Company evaluated the amount of capital it would need to continue its acquisition and development program, lower the cost of its indebtedness and improve its balance sheet. Among the alternatives that were considered by the Company were (i) continuing to operate without a capital infusion, (ii) undertaking a public or private offering of equity or equity-linked securities or (iii) obtaining a strategic or financial investment in the Company. The Company had preliminary discussions with potential strategic and financial investors to evaluate the capital-raising alternatives available, including an investment in the Company and a potential merger with the Company. Most of these discussions did not progress beyond a preliminary stage. The discussions with two such potential investors, both assisted living companies, were terminated when the parties were unable to agree on the terms of investment in the Company.

     In August 1997, Salomon Brothers Inc ('Salomon Brothers'), a predecessor to Salomon Smith Barney ('Salomon'), introduced the Company to a publicly traded assisted living company with a market capitalization approximately twice that of the Company ('Public Strategic Investor') that was interested in discussing a possible business combination with the Company. After having conducted preliminary negotiations with the Company, Public Strategic Investor made a preliminary proposal to the Company to acquire 100% of the Common Stock for $16.00 per share in cash, to redeem all the issued and outstanding Preferred Stock and to assume the debt of the Company.

     Also in August 1997, the Company received an indication of interest from a private assisted living company ('Private Strategic Investor') to discuss the potential acquisition of the Company by Private Strategic Investor for cash. The Company met with Private Strategic Investor to discuss the terms of a potential transaction. These negotiations continued into early September.

     On September 11, 1997, Public Strategic Investor indicated, based on its financial analysis of the Company, that its proposed offer would be dilutive to Public Strategic Investor's current stockholders, and proposed in the alternative that the parties commence discussions regarding a stock-for-stock exchange. In the opinion of the Company, the terms of the proposed exchange were not attractive because they would not be approved by the controlling stockholders of the Company, who were interested in pursuing a cash transaction. The Company reiterated its interest in a transaction involving cash. Based on their inability to agree on a mutually acceptable merger consideration, the Company and Public Strategic Investor mutually agreed to terminate discussions.


     In mid September 1997, Salomon Brothers contacted Private Strategic Investor in order to reopen discussions between the Company and Private Strategic Investor. The Company renewed negotiations with Private Strategic Investor, which negotiations continued through the end of September, during which time Private Strategic Investor conducted due diligence.

     On September 12, 1997, Salomon Brothers introduced LFREI to the Company and the parties conducted preliminary discussions regarding a possible transaction. On September 15, 1997, LFREI made a proposal to the Company to acquire 100% of the Common Stock at a price of $16 per share and 100% of the Preferred Stock at a price of $30.82 per share (which represents the number of shares of Common Stock into which the Preferred Stock is convertible, multiplied by $16.00), subject to the execution of a definitive agreement and the completion of customary due diligence. On September 17, 1997, the Company and LFREI commenced negotiations to discuss the terms and structure of a potential transaction, which negotiations continued over the course of that week. On September 24, 1997, due to certain accounting considerations, LFREI withdrew its all cash offer and offered instead a cash and stock proposal along the lines of a draft of the Agreement and Plan of Merger among the Company, Parent and the Offeror (the 'Original Merger Agreement,' and the merger contemplated therein, the 'Original Merger'), under which, among other things, each share of Common Stock would be converted into the right to receive $16.00 in cash (the 'Original Common Stock Consideration') and each share of Preferred Stock would be converted into the right to receive $30.82 in cash (the 'Original Preferred Stock Consideration' and, together with the Original Common Stock Consideration, the 'Original Merger Consideration'), provided that holders of Common Stock would have been required to retain, in the aggregate, an approximately 11% equity interest in the Company (in lieu of cash) after the transaction. During September, LFREI and its legal, accounting and other advisors conducted a detailed due diligence review of the Company on a non-exclusive basis. During this same period, the Company and LFREI, through their respective counsel, exchanged drafts of the Original Merger Agreement and related documents, including draft employment agreements for each of the Kaplans and Raymond DioGuardi, Chief Financial Officer of the Company, and a draft stockholder agreement, pursuant to which the Kaplans would agree to vote their shares of Common Stock in favor of the proposed Original Merger and to grant Parent an option to acquire their shares. With regard to the employment agreements, it was agreed that the terms and conditions would be identical to the Kaplans' existing agreements, with the exception of compensation, which would be lower on an overall basis when compared to the Kaplans' then current overall compensation, and more heavily weighted towards incentives, rather than straight, guaranteed salary. The provisions in the stockholder agreement were standard and customary conditions found in other merger transactions involving companies with significant stockholders and were required by LFREI as a condition to entering into the Original Merger Agreement. LFREI insisted that the Kaplans retain a substantial number of shares in the Company so that their interests would continue to be closely aligned with those of other stockholders, including LFREI.


     On September 30, 1997, a special meeting of the Board of Directors of the Company was called to discuss the proposed Original Merger Agreement and to receive a report from Salomon Brothers concerning the proposed Original Merger. The Chairman of the Board, Glenn Kaplan, summarized for the Board of Directors the terms of the Original Merger, the strategic advantages of the Original Merger and the status of the Original Merger Agreement. The Board also discussed the status of the negotiations with, and the due diligence investigation being conducted by, Private Strategic Investor. Private Strategic Investor had previously indicated to the Company that it needed to conduct further due diligence prior to making a firm offer to acquire the Company, that it needed to reconsider the structure of such an acquisition and, further, that it was unlikely that any such offer would equal or exceed the value of the consideration offered by LFREI. In light of the foregoing and the existing firm offer from LFREI, the Board determined that discussions with Private Strategic Investor should be terminated.

     Salomon Brothers then distributed a report to the Board of Directors describing the current financial and strategic situation of the Company and the transaction with LFREI. Salomon Brothers discussed the analysis it had performed to arrive at its opinion as to fairness. Salomon Brothers then rendered its written opinion to the Board that, as of such date, the consideration to be received and retained by the stockholders of the Company in the proposed Original Merger was fair, from a financial point of view, to such stockholders.

     After a full discussion of the proposed terms of the Original Merger, the Kaplans left the meeting and the independent directors of the Company, Joseph G. Beck, Bernard J. Korman, Risa Lavizzo-Mourey, M.D. and Gerald Schuster, discussed the proposed Original Merger, as well as the stockholder agreement and related employment agreements, among themselves. The independent directors unanimously approved the execution and delivery of the Original Merger Agreement and related definitive documentation. Because it was the sense of the independent directors that the Board's approval would be unanimous, the independent directors did not engage in any formal separate analysis or make a separate presentation to the entire Board. The Kaplans rejoined the meeting and the full Board of Directors of the Company thereupon unanimously approved the Original Merger Agreement and related documents.

     On September 30, 1997, the parties executed the Original Merger Agreement and Parent and the Kaplans executed a stockholder agreement. On October 2, 1997, the parties issued a press release announcing the Original Merger.

     Subsequent to the execution of the Original Merger Agreement, the Company, the Offeror and Parent worked together to satisfy the conditions to the consummation of the Original Merger. Toward the end of January, the Company, the Offeror and Parent separately began to be concerned about the possibility that the conditions to the consummation of the Original Merger would not be satisfied prior to March 31, 1998, the date on which either Parent or the Company would have the right to terminate the Original Merger Agreement in accordance with its terms. In particular, the Company was concerned that further delays in consummating the Original Merger Agreement might adversely affect the Company's business, including the Company's ability to effect acquisitions, develop new facilities, obtain financing on competitive terms, retain and attract key employees or otherwise make long-range plans. Parent and the Offeror were concerned that the Company would not be able to satisfy certain conditions to the closing of the Original Merger Agreement as specified therein relating to the Company's delivery to Parent and the Offeror of certain information which would support the projections provided by the Company to the Offeror and Parent prior to the execution of the Original Merger Agreement, which projections, were in part, the basis for the Original Merger Consideration.

     On February 2, 1998, the Offeror and Parent met with the Company to discuss the status of the transaction and express their respective concerns. At the meeting, the parties discussed three possible alternatives. The first alternative was an extension of the termination date specified in the Original Merger Agreement. The second alternative was to make no change to the Original Merger Agreement and to wait until March 31, 1998 to determine whether or not the conditions to the Original Merger were met, and if they were not, the parties would at that time determine whether to amend, extend or terminate the Original Merger Agreement. However, in each case, representatives of the Company expressed the concern that any continued delay in consummating the Original Merger would adversely affect the Company for the reasons described in the preceding paragraph.

     The third alternative discussed was to restructure the transaction as an all-cash tender offer by the Offeror for all of the outstanding capital stock of the Company. All of the participants at the meeting agreed that this alternative would be in the best interest of all parties, since a successful cash tender offer would allow the transaction to be consummated on an expedited basis. However, representatives of the Offeror and Parent indicated that the consideration per share of Common Stock to be offered in an all-cash tender offer would have to be reduced to $14.50 from $16.00 (the value as provided in the Original Merger Agreement). The Offeror and Parent believed that such reduction was necessary to compensate Parent and the Offeror for the additional cost of structuring the transaction as an all-cash tender offer, which could not be characterized for accounting purposes as a 'recapitalization' transaction. Representatives of the Company indicated at such meeting that an all-cash tender offer would be attractive to the Company only if the Offeror and Parent would agree that the conditions to the consummation of the Offer would not include conditions relating to (i) material adverse changes, (ii) the accuracy of representations and warranties contained in the Original Merger Agreement, (iii) obtaining various consents and approvals and (iv) the delivery by the Company to the Offeror and Parent of material to support the financial projections provided by the Company to Parent (collectively, the 'Conditions'), which were conditions to the Original Merger. The meeting concluded with the parties agreeing that an all-cash tender offer was the preferred structure for a transaction if the Company, the Offeror and Parent could agree on the terms thereof.

     Subsequent to this meeting, in February the parties continued to attempt to satisfy the conditions in the Original Merger Agreement while, at the same time, the Offeror and Parent commenced a due diligence review of the Company to determine whether they would be agreeable to commence an all-cash tender offer which would not include the Conditions. As a result of this due diligence review, the Offeror and Parent determined that, in light of the Company's recent operations, the Company was not able to provide the Offeror and Parent with supporting material affirming the projections provided by the Company to the Offeror and Parent prior to the execution of the Original Merger Agreement, which was a condition to Parent's and the Offeror's obligation to consummate the Original Merger.

     In mid February, it became apparent to the Company that certain conditions to the Original Merger specified in the Original Merger Agreement were not capable of being met prior to March 31, 1998. In addition, in mid February, the respective legal counsels of Parent, the Offeror and the Company began exchanging and negotiating documents relating to a possible all-cash tender offer.

     On February 21, 1998, Parent and the Offeror notified the Company that they would agree to restructure the transaction as an all-cash tender offer for all of the capital stock of the Company at $14.50 per share of Common Stock and $27.93 per share of Preferred Stock and to the deletion of the Conditions as conditions to the consummation of the Offer.

     On February 22, 1998, the Board of Directors of the Company reviewed drafts of the Merger Agreement and related documents. On February 22 and February 23, 1998, the Board of Directors of the Company discussed the Merger Agreement and the Offer. Salomon and J.P. Morgan Securities Inc. ('J.P. Morgan'), which had also been retained by the Company as the Company's financial advisor, participated in such meetings and on February 23, 1998, each delivered its opinion to the effect that the consideration to be received by the stockholders in the Offer and the Merger was fair to the stockholders of the Company from a financial point of view. On February 23, 1998, the Board of Directors approved the Merger Agreement and the Offer, the Merger Agreement was executed and delivered by all parties thereto and a press release relating thereto was issued. The press release is filed as Exhibit 14 hereto and is incorporated herein by reference.

     (b) In addition to the matters considered by the Board of Directors and the reasons described in paragraph (a) of this Item 4, the reasons for the recommendation set forth in paragraph (a) of this Item 4 and the factors considered by the Board of Directors of the Company in connection with such recommendation are set forth below:

          (1) The Board considered the risks and benefits of the Offer and the Merger (collectively, the 'Transaction') against the risks and benefits of continuing as an independent entity or continuing to pursue other potential financial or strategic investments or relationships. Of these alternatives, the Board of

     Directors concluded that the Transaction was in the best interests of the stockholders of the Company. The Transaction was, on balance, the most favorable acquisition proposal received by the Company from the time that it initiated a search for an investor or partner to assist in taking advantage of development and acquisition opportunities in the assisted living marketplace, both because the consideration per share was the most favorable and also because, as an all cash transaction, it provided superior liquidity to the Company's stockholders; it was unlikely that a continued search for alternatives would yield a proposal superior to the Transaction. The Transaction was determined to be more favorable to stockholders than the Company continuing as an independent entity because the Company's future growth prospects as an independent entity could be limited, since the Company does not have the ability, as an independent entity, fully to take advantage of development and acquisition opportunities in the assisted living marketplace due to its substantial leverage and its relatively high cost of capital, as well as increased competition for prime acquisition and development opportunities.

          (2) The concern about the possibility that the conditions to the consummation of the Original Merger would not be satisfied prior to March 31, 1998, the date on which either Parent or the Company would have the right to terminate the Original Merger Agreement in accordance with its terms. The Board was concerned that any such termination might adversely affect the Company's ability to effect a transaction with another party on terms similar to, or more favorable than, the proposed terms of the Merger Agreement. The Board was also concerned that further delays in consummating the Original Merger Agreement might adversely affect the Company's business, including the Company's ability to effect acquisitions, develop new facilities, obtain financing on competitive terms, retain and attract key employees or otherwise make long-range plans.

          (3) The elimination in the Merger Agreement of the Conditions contained in the Original Merger Agreement and the restructuring of the Transaction to include the Offer increased the likelihood that the Transaction would be consummated and that consummation could be achieved in a shorter time frame than under the Original Merger Agreement.

          (4) The Board of Directors considered that shares of Common Stock have traded as low as $6 3/8 per share during the last year, meaning that the consideration to be received in the Transaction, even though it represented a reduction from the consideration proposed to be received pursuant to the Original Merger Agreement, offered a substantial premium to stockholders compared to recent historical price levels of the Common Stock.

          (5) The opinions of the Company's financial advisors to the effect that, based upon and subject to various considerations (and the analyses presented to the Board of Directors of the Company underlying such opinions) set forth in such opinions, the consideration to be received by the Company's stockholders in the Transaction is fair, from a financial point of view, to such stockholders.

          (6) The Board of Directors considered the Company's recent operating results, as well as the Company's most recent internal financial projections which indicated that projected increases in the Company's total revenues, EBIT (earnings before interest and taxes) and net income for the years ending December 31, 1998 and 1999 would be lower than the projected increases in total revenues, EBIT and net income set forth in the Company's internal financial forecasts that had been delivered to Parent in September 1997.

          (7) The terms and conditions of the Stockholder Agreement, which provides, among other things, that the Kaplans, who beneficially own approximately 54% of the outstanding shares of Common Stock, will tender all of their shares of Common Stock pursuant to the Offer. The Board was also aware that Parent had requested and required that the Stockholder Agreement be entered into as a condition of Parent's execution of the Merger Agreement.

     The opinions of Salomon and J. P. Morgan are filed herewith as Exhibits 15 and 16 hereto, respectively, and are incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Salomon Brothers pursuant to a letter agreement dated August 14, 1997 (the 'Salomon Engagement Letter') to act as its financial advisor in connection with, among other things, a possible combination or sale transaction involving the Company. Pursuant to the Salomon Engagement Letter, Salomon rendered financial advisory services to the Company in connection with the Transaction. Pursuant to the Salomon Engagement Letter, as amended on February 21, 1998, the Company will pay Salomon the following fees: (a) $150,000, payable upon the execution of the Original Merger Agreement; plus (b) an additional fee equal to 1% of the aggregate consideration (approximately $2.6 million), less $1,000,000 in accordance with the February 21 amendment, which is contingent upon the consummation of the Merger and payable at the closing thereof, against which the fees described in clause (a) will be credited. The Company has also agreed to reimburse Salomon for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement and to indemnify Salomon against certain liabilities and expenses relating to or arising out of its engagement, including certain liabilities under the federal securities laws.

     The Company retained J. P. Morgan pursuant to a letter agreement dated January 23, 1998 (the 'Morgan Engagement Letter') to act together with Salomon as the Company's financial advisor in connection with the Offer and the Merger. Pursuant to the Morgan Engagement Letter, the Company will pay J. P. Morgan a fee of $1 million upon consummation of a merger of the Company, a sale of all or a significant portion of the Company's assets, or a sale of more than 50% of its equity securities. The Company also agreed to reimburse J. P. Morgan for all reasonable expenses, not to exceed $50,000 without the Company's approval, and to indemnify J. P. Morgan against certain liabilities and expenses relating to or arising out of its engagement, including certain liabilities under the federal securities laws.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except pursuant to the Stockholder Agreement (see Item 3 hereof), during the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in the Shares.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries presently intend to tender to the Offeror all Shares held of record or beneficially owned by such persons (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Securities Exchange Act of 1934). Reference is also made to the Stockholder Agreement described in Item 3 herein.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

          (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (3) a tender offer for or other acquisition of securities by or of the Company; or

          (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Not applicable.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.      DOCUMENT
---------------  --------------------------------------------------------------------------------------------------
Exhibit 1        Amended and Restated Agreement and Plan of Merger, dated as of February 23, 1998, among Prometheus
                 Senior Quarters, LLC, Prometheus Acquisition Corp. and Kapson Senior Quarters Corp.
Exhibit 2        Pages 5-16 of the Proxy Statement, dated June 23, 1997, of Kapson Senior Quarters Corp.
Exhibit 3        Form of operating agreement among Glenn Kaplan, Wayne L. Kaplan, Evan A. Kaplan and Senior
                 Quarters Management Corp.
Exhibit 4        Master Management Services Agreement, dated as of September 30, 1997, among Glenn Kaplan, Wayne L.
                 Kaplan, Evan A. Kaplan and Senior Quarters Management Corp.
Exhibit 5        Interim Management Services Agreement, dated as of September 30, 1997, among Glenn Kaplan, Wayne
                 L. Kaplan, Evan A. Kaplan and Senior Quarters Management Corp.
Exhibit 6        Letter agreement relating to the indemnification of Glenn Kaplan, Wayne L. Kaplan and Evan A.
                 Kaplan by Kapson Senior Quarters Corp.
Exhibit 7        Home Health Agency letter agreement, dated February 23, 1998, among Glenn Kaplan, Wayne L. Kaplan,
                 Evan A. Kaplan, Kapson Senior Quarters Corp., Prometheus Senior Quarters, LLC and Prometheus
                 Acquisition Corp.
Exhibit 8        Second Amended and Restated Stockholders Agreement, dated as of February 23, 1998, among
                 Prometheus Senior Quarters, LLC, Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan.
Exhibit 9        Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Glenn Kaplan.
Exhibit 10       Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Wayne L. Kaplan.
Exhibit 11       Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Evan A. Kaplan.
Exhibit 12       Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Raymond DioGuardi.
Exhibit 13       Amended and Restated Escrow Agreement, dated as of February 23, 1998, and related letter agreement among Glenn Kaplan, Wayne L. Kaplan, Evan A. Kaplan, Kapson Senior Quarters Corp. and Prometheus
                 Acquisition Corp.
Exhibit 14       Press release, dated February 24, 1998.
Exhibit 15*      Opinion, dated February 23, 1998, of Salomon Smith Barney.
Exhibit 16*      Opinion, dated February 23, 1998, of J. P. Morgan Securities Inc.

------------------

* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                    KAPSON SENIOR QUARTERS CORP.

Dated: March 2, 1998                                By /s/ GLENN KAPLAN
                                                       -------------------------
                                                       Glenn Kaplan
                                                       Chairman of the Board and
                                                       Chief Executive Officer

SCHEDULE I

                          KAPSON SENIOR QUARTERS CORP.
                          125 FROEHLICH FARM BOULEVARD
                            WOODBURY, NEW YORK 11797

                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about March 2, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9'). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons (the 'Parent Designees') designated by Prometheus Senior Quarters, LLC, a Delaware limited liability company ('Parent'), and an affiliate of Lazard Freres Real Estate Investors, L.L.C., a Delaware limited liability company ('LFREI'), to a majority of the seats on the Board of Directors of Kapson Senior Quarters Corp. (the 'Company'). The Amended and Restated Agreement and Plan of Merger, dated as of February 23, 1998 (the 'Merger Agreement'), among the Company, Parent and Prometheus Acquisition Corp., a Delaware corporation (the 'Offeror'), requires the Company to take all action necessary to cause the Parent Designees to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, Parent caused the Offeror to commence the Offer on March 2, 1998. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on March 27, 1998, unless the Offer is extended.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent, the Offeror and the Parent Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION REGARDING THE COMPANY

     The Common Stock is the only class of voting securities of the Company. Each share entitles its record holder to one vote. As of February 20, 1998, there were 7,750,000 shares of Common Stock issued and outstanding.

ELECTION OF DIRECTORS

     Pursuant to the Merger Agreement, promptly upon the purchase of shares of Common Stock pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors equal to the product of (a) the total number of directors on the Board of Directors and (b) the percentage that the number of shares of Common Stock purchased by Parent bears to the number of shares of Common Stock outstanding, and the Company will, upon request by Parent, promptly increase the size of the Board of Directors and/or exercise its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Parent Designees to be elected to the Board of Directors and will cause the Parent Designees to be so elected.

     It is expected that the Parent Designees may assume office at any time following the purchase by Parent of a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer, and that, upon assuming office, the Parent Designees together with the continuing directors of the Company will thereafter constitute the entire Board of Directors of the Company.

     Biographical information concerning each of the Parent Designees is presented below.

PARENT DESIGNEES

     Parent has informed the Company that the Parent Designees will be the persons set forth below. The following sets forth the name, age, present principal occupation or employment and five-year employment history for each of the persons whom Parent has designated pursuant to the Merger Agreement as the Parent Designees:

     Robert P. Freeman, 52, has been a General Member of Lazard Freres & Co. LLC since January 1998 and a Principal of LFREI since January 1993. Mr. Freeman received a J.D. degree from Harvard Law School and a B.A. degree from Stanford University. He is currently a director of American Apartment Communities, Atlantic American Properties Trust, Commonwealth Atlantic Properties, ARV Assisted Living Inc. ('ARV') and The Rubenstein Company, L.P. ('TRC').

     Murry N. Gunty, 30, is a Principal of LFREI, which he joined in 1995. From 1995 to 1996, Mr. Gunty was a Vice President of LFREI. From 1993 to 1995, he was associated with J.E. Robert Company, a real estate investment company. He is currently a director of Atlantic American Properties Trust, ARV and TRC. Mr. Gunty received an M.B.A. degree from Harvard Business School and an A.B. from Harvard College.

     Howard H. Stevenson, 56, has been the Sarofim-Rock Professor of Business Administration at Harvard University, Graduate School of Business Administration since 1994. He was Senior Associate Dean, Director of Financial and Information Systems from 1991 to 1994. Dr. Stevenson was a founder of the Baupost Group, Inc., a large money management organization, and serves as vice chairman and chairman of its mutual fund. He is also chairman and a founder of Quadra Capital Partners, a financial services firm. He is currently a director of Bessemer Securities Corporation, Camp Dresser & McKee Inc., Landmark Communications, Gulf States Steel and the Baupost Group, Inc. He received a B.S. degree in mathematics from Stanford University and M.B.A. and D.B.A. degrees from Harvard University.

     Parent has informed the Company that each of the persons listed above has consented to act as a director of the Company. None of the Parent Designees currently is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of the Parent Designees beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the 'Commission').

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding the executive officers and directors of the Company as of February 27, 1998. Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan are brothers. There are no other family relationships among any directors or officers of the Company. Each of the directors of the Company has been a director since 1996. Officers are appointed by and serve at the discretion of the Board of Directors. The Merger Agreement provides that Glenn Kaplan and Evan A. Kaplan will continue as directors of the Company subsequent to the consummation of the Merger. It is expected that, pursuant to the Merger Agreement, Parent will request the Company to secure the resignations of the other directors.

NAME                                               AGE   POSITION
------------------------------------------------   ---   ------------------------------------------------
Glenn Kaplan....................................   45    Chairman of the Board of Directors and Chief
                                                           Executive Officer
Wayne L. Kaplan.................................   42    Vice Chairman of the Board of Directors, Senior
                                                           Executive Vice President, Secretary and
                                                           General Counsel
Evan A. Kaplan..................................   38    President, Chief Operating Officer and Director
Raymond DioGuardi...............................   42    Chief Financial Officer
Joseph G. Beck..................................   42    Director
Bernard J. Korman...............................   64    Director
Risa Lavizzo-Mourey, M.D........................   41    Director
Gerald Schuster.................................   66    Director

     Glenn Kaplan is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Prior to June 1996, he was a partner and co-founder of The Kapson Group, the predecessor of the Company. Glenn received a B.S. degree in Accounting from the University of Bridgeport.

     Wayne L. Kaplan is the Vice Chairman of the Board of Directors, Senior Executive Vice President, Secretary and General Counsel of the Company. Prior to June 1996, he was a partner and co-founder of The Kapson Group. Wayne is a member of the New York State Bar, and was appointed to the New York State Life Care Community Council. Additionally, he serves on the board of directors of the Assisted Living Federation of America, the Connecticut Assisted Living Association, the Empire State Association of Adult Homes and the New Jersey Assisted Living Association. Wayne received a B.S. degree in Business from the

University of Rhode Island and a J.D. degree from the George Washington University School of Law.

     Evan A. Kaplan is the President, Chief Operating Officer and a director of the Company. Prior to June 1996, he was a partner and co-founder of The Kapson Group. Evan received a B.A. degree in Psychology from Syracuse University.

     Raymond DioGuardi has been the Chief Financial Officer of the Company since January 1997. From 1994 to January 1997, Mr. DioGuardi was Senior Vice President of Finance and Chief Financial Officer of Dataflex Corporation, a public company that sells computer hardware and related services. From 1989 to 1994, Mr. DioGuardi was Vice President of Finance, Chief Financial Officer and Secretary of Nathan's Famous, Inc. From 1977 to 1989, Mr. DioGuardi was employed by the accounting firm of Price Waterhouse, where he became a senior manager with responsibility for planning, coordinating and executing financial audits and special projects for major corporate clients. Mr. DioGuardi is a certified public accountant and received a B.A. degree in Business from Rutgers University.

     Joseph G. Beck, director, is a founding principal and executive committee member of Shattuck Hammond Partners Inc. ('Shattuck Hammond'), a specialty health care investment banking firm based in New York. He directs Shattuck Hammond's activities in the area of long-term care and related companies. Prior to Shattuck Hammond, he was a Vice President (1987-1990) and Principal (1990-1993) at Cain Brothers, Shattuck & Company, a predecessor to Shattuck Hammond. From 1985 to 1987, he was a Vice President at Chemical Bank where he eventually directed the investment banking work with hospitals and other health care companies. Prior thereto, he was a senior credit analyst at Moody's Investors Services, Inc., a financial services company. From 1978 to 1982, he held several positions in health care regulation and policy analysis for various departments of the New York State Government and for the New York State Senate. Mr. Beck is a member of the Board of Trustees of The Lighthouse, a not-for-profit vision rehabilitation, research and training agency. He received a B.A. degree from LeMoyne College and a Masters degree in Health Policy and Management from the Harvard University School of Public Health.

     Bernard J. Korman, director, has been Chairman of the Board of Directors of The Graduate Health System, a Philadelphia-based, not-for-profit health system with hospitals in Pennsylvania and New Jersey, since December 1995. From 1983 to 1996, Mr. Korman was Chairman of PCI Services, Inc., a publicly-traded company. Since 1986, Mr. Korman has been Chairman of the Board of Directors of NutraMax Products, Inc., a publicly-traded consumer health care products company. From 1983 until 1996, Mr. Korman was President, Chief Executive Officer and a director of MEDIQ, Incorporated, a publicly-traded health care services company. Mr. Korman is currently a director of The New America High Income Fund, Pep Boys--Manny, Moe & Jack, Today's Man, Inc., Omega Healthcare Investors, Inc., InnoServ Technologies, Inc. and Kranzco Realty Trust. PCI Services, Inc. and NutraMax Products are affiliates of MEDIQ, Incorporated. Mr. Korman received a B.S. degree from the University of Pennsylvania and an L.L.B. degree from the University of Pennsylvania School of Law.

     Dr. Risa Lavizzo-Mourey, director, has been Director of the Institute of Aging, Chief of the Division of Geriatric Medicine and Associate Executive Vice President for Health Policy at the University of Pennsylvania, Ralston-Penn

Center, since 1994. From 1992 to 1994, Dr. Lavizzo-Mourey served with the Agency for Health Care Policy and Research, U.S. Public Health Service of the Department of Health and Human Services. Dr. Lavizzo-Mourey has been on the faculty of the University of Pennsylvania School of Medicine since 1986, and is currently the Sylvan Eisman Associate Professor of Medicine. Dr. Lavizzo-Mourey is a director of Beverly Enterprises, Inc., Medicus Systems Corp., Managed Care Solutions, Inc. and Nellco Puritan Bennett Inc.

Dr. Lavizzo-Mourey received an M.D. degree from the Harvard Medical School and an M.B.A. degree in Health Care Administration from The Wharton School of Business, University of Pennsylvania.

     Gerald Schuster, director, has been President and Chief Executive Officer of Continental Wingate Company, Inc., a real estate, health care and financial services company which is engaged in commercial mortgage lending and servicing, development and syndication of multi-family housing, and has developed and operated eight long-term care and rehabilitation facilities with 1,100 beds in New York and Massachusetts, since 1971. Mr. Schuster serves as Chairman of the Advisory Committee for the Massachusetts Housing Finance Agency, a state authority for the issuance of multi-family housing debt. Mr. Schuster received a B.B.A. degree from Clark University.

COMPENSATION OF DIRECTORS

     The Company pays its directors who are not employees of the Company an annual fee of $10,000 and a per meeting fee of $500 for each directors meeting and each committee meeting attended. Under the Company's 1996 Stock Incentive Plan (the 'Incentive Plan'), each non-employee director was granted a non-qualified option to purchase 10,000 shares of Common Stock at $10.00 per share (the price per share to the public in the Company's initial public offering) and each new non-employee director upon the date of his or her election or appointment will be granted a non-qualified option to purchase 10,000 shares of Common Stock at the fair market value on the date of grant. All options granted to non-employee directors will vest at the rate of 25% on each of the first four anniversaries of the date of grant, assuming the non-employee director is a director on those dates, and all such options generally will be exercisable for a period of ten years from the date of grant. Upon a Change of Control (as defined in the Incentive Plan), all unvested options (which have not yet expired) will automatically become 100% vested. Directors who are employees of the Company are not compensated for services as a director.

COMMITTEES OF THE BOARD OF DIRECTORS

     Audit Committee. The Audit Committee, which consists of a majority of independent directors who are not affiliated with the Kaplans ('Independent Directors'), makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls. Evan A. Kaplan, Bernard J. Korman and Risa Lavizzo-Mourey are the members of the Audit

Committee. The Audit Committee held one meeting in 1997.

     Compensation Committee. The Compensation Committee, which consists of a majority of Independent Directors, approves the salaries and other benefits of the executive officers of the Company and administers any non-stock based bonus or incentive compensation plans of the Company (excluding any cash awards intended to qualify for the exception for performance-based compensation under
Section 162(m) of the Internal Revenue Code of 1986, as amended (the 'Code')). In addition, the Compensation Committee consults with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company. Glenn Kaplan, Joseph G. Beck and Gerald Schuster are the members of the Compensation Committee. The Compensation Committee held one meeting in 1997.

     Stock Option Committee. The Stock Option Committee, consisting solely of directors who, to the extent legally required, qualify as 'outside directors' under Section 162(m) of the Code and as 'non-employee directors' under Rule 16b-3(c) of the Exchange Act, administers any stock-based incentive plans of the Company, including the Incentive Plan. In addition, the Stock Option Committee is responsible for granting any cash awards intended to qualify for the exception for performance-based compensation under Section 162(m) of the Code. Bernard J. Korman, Risa Lavizzo-Mourey and Gerald Schuster are the members of the Stock Option Committee. The Stock Option Committee did not hold any meetings in 1997.

     Nominating Committee. The Company does not have a nominating committee of the Board of Directors.

MEETINGS OF DIRECTORS

     The Board of Directors held four meetings and acted by unanimous written consent several times in 1997. Each of the directors of the Company attended more than 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board of Directors on which such director served.

EXECUTIVE COMPENSATION

     The following table sets forth executive compensation information of the Company's Chief Executive Officer and the other two most highly compensated executive officers whose total cash compensation exceeded $100,000 during the year ended December 31, 1997.

                                                              ANNUAL                             LONG TERM
                                                           COMPENSATION                         COMPENSATION
                                           --------------------------------------------   ------------------------
                                                                              OTHER       RESTRICTED
                                                                              ANNUAL         STOCK      SECURITIES
               NAME AND                                                    COMPENSATION    AWARD(S)     UNDERLYING
          PRINCIPAL POSITION               YEAR   SALARY ($)   BONUS ($)       ($)            ($)       OPTIONS #
---------------------------------------    ----   ----------   ---------   ------------   -----------   ----------

Glenn Kaplan (1)                           1997    234,144           0        294,579          0            0
Chairman of the Board and Chief
 Executive Officer                         1996     90,645(2)    26,500(3)     83,924(4)       0            0
                                           1995     67,177           0         10,789(4)       0            0
Wayne L. Kaplan (1)                        1997    234,144           0        279,716          0            0
Vice Chairman of the Board, Senior
 Executive Vice President, Secretary
 and                                       1996     90,645(2)    26,500(3)     75,114(4)       0            0
 General Counsel
                                           1995     67,177           0          2,113(4)       0            0
Evan A. Kaplan (1)                         1997    234,144           0        279,640          0            0
President and Chief Operating Officer      1996     90,645(2)    26,500(3)     75,114(4)       0            0
                                           1995     67,177           0          1,982(4)       0            0
Raymond DioGuardi (6)                      1997    124,384           0             0           0            0
Chief Financial Officer

               NAME AND                     ALL OTHER
          PRINCIPAL POSITION             COMPENSATION ($)
---------------------------------------  ----------------
Glenn Kaplan (1)                                 0
Chairman of the Board and Chief
 Executive Officer                            31,825(5)
                                              39,500(5)
Wayne L. Kaplan (1)                              0
Vice Chairman of the Board, Senior
 Executive Vice President, Secretary
 and                                          31,825(5)
 General Counsel
                                              39,500(5)
Evan A. Kaplan (1)                               0
President and Chief Operating Officer         31,825(5)
                                              39,500(5)
Raymond DioGuardi (6)                            0
Chief Financial Officer

------------------

(1) Each of the Kaplans entered into an employment agreement with the Company effective October 1, 1996 and was compensated from that date forward in accordance with the terms of that employment agreement. On February 23, 1998, the Kaplans entered into new employment agreements with the Company. See 'Certain Transactions--Employment Agreements.'
(2) Represents, in each case, $44,508 paid as salary by The Kapson Group from January 1, 1996 through September 30, 1996, plus $46,137 paid as salary from October 1, 1996 through December 31, 1996 pursuant to the Kaplans' employment agreements.
(3) Pursuant to the Kaplans' employment agreements, the bonus amounts were awarded by the Compensation Committee and paid in 1997 for services rendered from October 1, 1996 through December 31, 1996.
(4) For 1997, represents: (i) fees paid to each of the Kaplans under operating agreements ($272,300 in each case); (ii) personal use of the Company automobile; (iii) paid medical benefits; and (iv) with respect to Glenn Kaplan only, partial payment of club membership dues. For 1996, represents:
    (i) fees paid by the Company under the operating agreements from October 1, 1996 through December 31, 1996 ($73,114 in each case); (ii) personal use of The Kapson Group/Company-paid automobile; (iii) paid medical benefits; and
    (iv) with respect to Glenn Kaplan only, partial payment of club membership dues. For 1995, represents: (i) personal use of The Kapson Group-paid automobile; and (ii) with respect to Glenn Kaplan only, partial payment of club membership dues.
(5) For 1996 and 1995, represents, in each case, the Company's payment of premiums on a life insurance policy.
(6) Raymond DioGuardi commenced employment in January 1997.

STOCK OPTIONS

     The following table contains information concerning the grant of options under the Incentive Plan to the only named executive officer of the Company who was granted stock options during the year ended December 31, 1997. No stock appreciation rights ('SARS') were granted in 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                               INDIVIDUAL GRANTS
                                                          ---------------------------                       POTENTIAL
                                                            PERCENT OF                                     REALIZABLE
                                           NUMBER OF          TOTAL                                     VALUE AT ASSUMED
                                          SECURITIES         OPTIONS                                     ANNUAL RATES OF
                                          UNDERLYING        GRANTED TO      EXERCISE                   STOCK APPRECIATION
                                            OPTIONS        EMPLOYEES IN       PRICE      EXPIRATION      FOR OPTION TERM
NAME                                     GRANTED(#)(1)    FISCAL YEAR(2)    ($/SHARE)     DATE(3)        5%         10%
--------------------------------------   -------------    --------------    ---------    ----------    -------    --------
Raymond DioGuardi.....................       21,000            100.0%        $ 10.00       1/27/07     $58,019    $132,068

------------------

(1) All options were granted pursuant to the Incentive Plan. The grant to Mr. DioGuardi is exercisable in annual increments of 25% of the total grant, beginning on the first anniversary of the date of grant. All options were granted at the fair market value of the Common Stock on the effective date of grant.

(2) Mr. DioGuardi received the only options granted to employees in 1997.

(3) The option is subject to earlier termination if the officer's employment with the Company is terminated.

     The following table sets forth information for the named executive officer with respect to the value of options exercised during the year ended December 31, 1997 and the value of outstanding and unexercised options held as of December 31, 1997. There were no SARs exercised during 1997 and none were outstanding as of December 31, 1997.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                          NUMBER OF
                                       SHARES                       SECURITIES UNDERLYING
                                      ACQUIRED                       UNEXERCISED OPTIONS
                                         ON          VALUE           AT DECEMBER 31, 1996            VALUE OF UNEXERCISED
                                      EXERCISE     REALIZED      ----------------------------        IN-THE-MONEY OPTIONS
NAME                                    ($)           ($)        EXERCISABLE    UNEXERCISABLE      AT DECEMBER 31, 1996(1)
-----------------------------------   --------    -----------    -----------    -------------    ----------------------------
Raymond DioGuardi..................       --           --             0             21,000           $ 0          $ 102,375

------------------

(1) Represents the difference between the closing market price of the Common Stock as reported by the Nasdaq National Market on December 31, 1997 of $14.875 per share and the exercise price per share of in-the-money options multiplied by the number of shares underlying the in-the-money options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Compensation policies and decisions, including those relating to salary, bonuses and benefits of executive officers, were set or made by the Board of Directors from the formation of the Company to the time of the Company's initial public offering in October 1996 (the 'Initial Public Offering'). The Kaplans participated as members of the Board of Directors in deliberations concerning executive officer compensation. Upon the consummation of the Initial Public Offering, the Board of Directors created a Compensation Committee consisting of a majority of independent directors, which recommends to the Board the cash compensation to be paid to the Company's executive officers. The members of the Compensation Committee are Glenn Kaplan, Joseph Beck and Gerald Schuster. Glenn Kaplan is the Chief Executive Officer of the Company, is party to certain agreements by which he in his individual capacity is the licensed operator of certain of the Company's New York facilities, and was party to certain transactions with the Company in connection with the formation of the Company. Glenn Kaplan does not participate in discussions regarding compensation to be paid to him or to Wayne L. Kaplan or Evan A. Kaplan.

COMPENSATION COMMITTEE REPORT

     Compensation Policies. The principal goal of the Company's compensation program as administered by the Compensation Committee is to help the Company attract, motivate and retain the executive talent required to develop and achieve the Company's strategic and operating goals with a view to maximizing stockholder value.

     CEO's Compensation; Compensation of the Kaplans

     Salary. The Company entered into employment agreements with each of Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan prior to the formation of the Compensation Committee. Pursuant to such agreements, the Company paid to each Kaplan an annualized base salary of $234,144 from January 1, 1997 to December 31, 1997. These base salaries are competitive with those payable to executives holding corresponding positions at corporations within the Company's industry that are of comparable size. Individual experience and performance is considered when setting salaries within the range for each position, although the current employment agreements between the Company and each of the Kaplans provide that each Kaplan shall receive equal compensation. Annual reviews are held and adjustments are made based on attainment of individual goals and in a manner consistent with the Company's overall operating and financial performance. On February 23, 1998, the Board of Directors approved new employment agreements for each of the Kaplans and for the chief financial officer. See 'Certain Transactions--Employment Agreements.'

     Bonus. The Kaplans did not receive any bonus for the period from January 1, 1997 to December 31, 1997.

     Compensation of Other Executive Officers and Key Employees

     Base Salary. Base salaries paid in 1997 to the Company's executive officers and key employees are competitive with those payable to executives holding corresponding positions at corporations within the Company's industry that are of comparable size. Individual experience and performance is considered when setting salaries within the range for each position. Annual reviews are held and adjustments are made based on attainment of individual goals and in a manner consistent with the Company's overall operating and financial performance.

     Annual Bonus. The annual bonus is intended to motivate individual and team performance by creating potential to earn annual incentive awards that are contingent upon the performance of the Company and that are comparable to those payable to executives and key employees holding corresponding positions at corporations within the Company's industry that are of comparable size. There were no bonuses paid for 1997.

     Long-Term Incentives. The Company provides its executives and key employees with long-term incentive compensation through grants of stock options under the Company's stock option plans. The grant of stock options aligns the executive's interests with those of the Company's stockholders by providing the executive with an opportunity to purchase and maintain an equity interest in the Company and to share in the appreciation of the value of the Common Stock. The size of option grants is comparable to grants by other corporations within the Company's industry that are of comparable size.

                                          The Compensation Committee
                                          Glenn Kaplan

                                          Joseph G. Beck
                                          Gerald Schuster

PRINCIPAL STOCKHOLDERS

     The following table shows as of December 31, 1997 the beneficial ownership of Common Stock with respect to (i) each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and nominee for director, (iii) each executive officer of the Company, and (iv) directors and executive officers as a group.

                                                                                 SHARES OF
                                                                                   COMMON
                                                                                   STOCK
                                                                                BENEFICIALLY      PERCENT OF
                   NAME AND ADDRESS OF BENEFICIAL OWNER(1)                         OWNED            CLASS
-----------------------------------------------------------------------------   ------------      ----------
Glenn Kaplan.................................................................      4,150,000(2)      53.5
Wayne L. Kaplan..............................................................      4,150,000(2)      53.5
Evan A. Kaplan...............................................................      4,150,000(2)      53.5
Raymond DioGuardi............................................................         21,000(3)      *
Joseph G. Beck...............................................................         10,000(3)      *
Bernard J. Korman............................................................         10,000(3)      *
Risa Lavizzo-Mourey, M.D.....................................................         10,000(3)      *
Gerald Schuster..............................................................         15,000(3)      *
All directors and executive officers as a group (8 persons)(4)...............      4,216,000         54.0
Prometheus Senior Quarters, LLC
  30 Rockefeller Center
  New York, New York 10020(5)................................................      4,150,000(6)      53.5
Sirach Capital Management, Inc.
  600 University Street
  Seattle, Washington 98101(7)...............................................        730,300          9.4
Fusion Capital Management, Inc.
  237 Park Avenue
  New York, New York 10012(8)................................................        446,300          5.8
Thomson Hortsmann & Bryant, Inc.
  Park 80 West, Plaza Two
  Saddle Brook, New Jersey 07663(9)..........................................        431,300          5.6

------------------
* Less than one percent.

(1) Unless otherwise indicated, the address of the listed persons is c/o Kapson Senior Quarters Corp., 125 Froehlich Farm Boulevard, Woodbury, New York 11797.

(2) Includes shares owned of record by the Kaplans, each of whom shares voting and dispositive power over all of these shares, and Herbert and Jean Kaplan,

    who have a pecuniary interest in, and have shared voting and dispositive power over, 300,001 shares of Common Stock. Herbert and Jean Kaplan are the parents of the Kaplans.

(3) Includes shares of Common Stock which the directors and executive officers had the right to acquire through the exercise of options, as follows:
    Raymond DioGuardi--21,000; Joseph G. Beck--10,000; Bernard Korman--10,000; Risa Lavizzo-Mourey--10,000; and Gerald Schuster--10,000 shares.

(4) Includes shares of Common Stock as indicated in the preceding footnotes.

(5) Parent is wholly owned by LFREI.

(6) Parent has the right to cause the shares of Common Stock beneficially owned by the Kaplans to be voted in favor of the Merger Agreement and has an option to acquire all of such shares and, therefore, Parent may be deemed to be the beneficial owner of such shares. See 'Certain
    Transactions--Stockholder Agreement.'

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
(7) Information regarding Sirach Capital Management, Inc. ('Sirach') was obtained from a Schedule 13G filed by it with the Commission on January 30, 1997. Such Schedule 13G states that Sirach is an investment advisor that has sole voting power and sole dispositive power over 730,300 shares of Common Stock.

(8) Information regarding Fusion Capital Management Inc. was obtained from a
    Schedule 13D, as amended, filed by it with the Securities and Exchange Commission on April 10, 1997. Such Schedule 13D states that Wayne M. Cooperman and Ricky C. Sandler (the 'Reporting Persons') are the general partners of Fusion Partners, L.P., a Delaware limited partnership that owns 388,800 shares of Common Stock, and that the Reporting Persons own Fusion Capital Management, Inc., which is the investment manager of Fusion Offshore Fund Limited, a British Virgin Islands corporation that owns 27,500 shares of Common Stock. The Reporting Persons thus have shared voting and shared dispositive power over 416,300 shares of Common Stock. In addition, Mr. Cooperman has sole voting and dispositive power over 30,000 shares of Common Stock owned by a family partnership.

(9) Information regarding Thomson Hortsmann & Bryant, Inc. ('THB') was obtained from a Schedule 13G filed by it with the Securities and Exchange Commission on January 16, 1997. Such Schedule 13G states that THB, a New York corporation, is a registered investment advisor that has sole voting power over 390,200 shares of Common Stock, shared voting power over 27,000 shares of Common Stock, and sole dispositive power over 431,300 shares of Common Stock.

     The following table shows as of December 31, 1997 the beneficial ownership of Preferred Stock with respect to each person who was known by the Company to own beneficially, upon conversion of its shares of Preferred Stock, more than 5%

of the outstanding shares of Common Stock. To the knowledge of the Company, none of the directors, nominees for director or executive officers owns any shares of Preferred Stock.

                                                         SHARES OF
                                                      PREFERRED STOCK
                                                     BENEFICIALLY OWNED
                                                          PRIOR TO           PERCENT OF      'AS CONVERTED'
     NAME AND ADDRESS OF BENEFICIAL OWNER(1)             THE OFFER             CLASS          PERCENTAGE(1)
--------------------------------------------------   ------------------      ----------      ---------------
J.P. Morgan & Co., Incorporated
  60 Wall Street
  New York, New York 10260........................         420,000              17.5               9.5
Dean Witter Intercapital
  2 World Trade Center
  New York, New York 10048........................         345,000              14.4               7.9
Guardian Life Insurance Co. of America
  201 Park Avenue South
  New York, New York 10003........................         320,000              13.3               7.4
Forest Investment Management Corp.
  53 Forest Avenue
  Old Greenwich, Connecticut 06810................         240,000              10.0               5.6

------------------

(1) Percentage of Common Stock that each stockholder would own assuming only that stockholder has converted its shares of Preferred Stock into Common Stock.

CERTAIN TRANSACTIONS

Arrangements Regarding the Operation of Certain of the Company's Facilities

     Because of New York law and regulations, the Kaplans individually currently are, and subsequent to any consummation of the Offer or the Merger will continue to be, the operators of most of the Company's assisted living facilities located in New York until such time as a successor entity controlled by one of the Kaplans and an individual associated with LFREI is approved as a replacement operator in accordance with applicable law. Subsequent to consummation of the Merger, each operating agreement with a facility that is wholly owned by the

Company will have a term of five years and provide for a management fee to the operators of $5,000 per month. The current operating agreements with facilities not wholly owned by the Company generally have a term of at least five years and provide for an operating fee equal to 5% of gross revenues or the greater of 5% of gross revenues and a minimum fee (if there is a minimum fee, it is usually set at $150,000 per annum which, in some instances, will phase out over a period of time) and the Company may also be entitled to an incentive fee. The Kaplans or the successor entity, as operators of each of these facilities, will engage a wholly-owned subsidiary of the Company to provide certain management services in connection with the day-to-day operations of each facility, in each case pursuant to a separate management agreement. The term of the management agreements will be five years. The fee payable to the Company's subsidiary under each management agreement with a facility operated by the Kaplans or a successor entity and wholly owned by the Company will be $4,000 per month. The fee payable to the Company's subsidiary under management agreements related to facilities that are not wholly owned by the Company will be the greater of (i) 5% of total gross revenues less $1,000 or (ii) $11,500 per month, but the foregoing fee will be contingent on the operators receiving payment of said amount from the owner of the facility. To the extent one or more of the Kaplans retains operating fees, such amounts will be offset against the Company's payment obligations under their employment agreements with the Company. The Company has agreed to indemnify the Kaplans from and against any losses, claims, damages and other liabilities they may sustain as a result of their serving as operators of any facility owned by the Company or its affiliates after the Merger or, under certain circumstances, after the Offer.

     Pursuant to a letter agreement among the Company, the Kaplans, the Offeror and Parent, dated February 23, 1998 (the 'Home Health Agency Letter Agreement'), the Kaplans have agreed, for no monetary consideration, to use their reasonable best efforts to arrange and obtain regulatory approval for the transfer of responsibility for the operation of the Kapson Licensed Home Care Services Agency ('KLHCSA'), which is currently owned and operated by The Kapson Group, a partnership comprised of the Kaplans, to the Company promptly after the consummation of the Offer or the Merger. The Kaplans have also agreed to cause KLHCSA to maintain its existing business arrangements with the Company and its subsidiaries until the ownership of KLHCSA is transferred to the Company, which the parties acknowledge may take a considerable period of time due to the need for regulatory review of the transfer application by the New York Department of Health.

     The operating agreements, the Interim Management Services Agreement and the Master Management Services Agreement are in the process of being revised to conform to comments recently received from the New York State Department of Health. These revisions will reduce the role of the Company in the operation of the New York facilities and increase the authority of the operator of the New York facilities.

Indemnification and Insurance

     The Merger Agreement provides that Parent will cause the Company, as the surviving corporation following the Merger (the 'Surviving Corporation'), to keep in effect provisions in its Certificate of Incorporation and By-laws providing for exculpation of director and officer liability and indemnification of each person who is now or has at any time prior to the date of the Merger Agreement been entitled to the benefit of the indemnification provisions set forth in the Company's Certificate of Incorporation and By-laws (the 'Indemnified Parties'), to the fullest extent now or hereafter permitted under the General Corporation Law of the State of Delaware (the 'DGCL'), which provisions will not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Parties' right of indemnification. Pursuant to the Merger Agreement, the Surviving Corporation

will pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Parties in enforcing the indemnity obligations provided for in this paragraph. The Merger Agreement provides that the rights of each Indemnified Party thereunder will be in addition to any other rights such Indemnified Party may have under the Certificate of Incorporation or By-laws of the Company, under the DGCL or otherwise. Further, the Merger Agreement provides that for the period from the time the Offeror first purchases Shares pursuant to the Offer through the effective time of the Merger (the 'Effective Time'), Parent will not permit the Company to amend the provisions in its Certificate of Incorporation or By-laws providing for exculpation of directors' and officers' liability and indemnification of the Indemnified Parties.

     Under the Merger Agreement, the Surviving Corporation will maintain in effect for not less than three years after the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company with respect to matters occurring on or prior to the Effective Time; provided, however, that the

Surviving Corporation may substitute therefor policies of at least the same coverage (with carriers comparable to the Company's existing carriers) containing terms and conditions which are no less advantageous to the Indemnified Parties; provided, however, that the Surviving Corporation will not be required to maintain or procure such coverage to pay an annual premium in excess of 150% of the current annual premium paid by the Company for its coverage (the 'Cap'); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Surviving Corporation will be required to obtain only as much coverage as can be obtained by paying an annual premium equal to the Cap.

The Stockholder Agreement

     Pursuant to a Second Amended and Restated Stockholders Agreement, dated as of February 23, 1998 (the 'Stockholder Agreement'), among the Kaplans and Parent, the Kaplans, who beneficially own in the aggregate approximately 54% of the outstanding shares of Common Stock, have agreed to tender and sell to Parent pursuant to the Offer all the Common Stock held by them and not to withdraw any Common Stock tendered in the Offer.

     Each of the Kaplans has further agreed to: (1) vote all of the shares of Common Stock beneficially owned by him in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement; (2) vote the shares of Common Stock beneficially owned by him against any action or agreement involving a sale of such shares, merger or sale of substantially all of the assets of the Company that would result in a breach in any material respect of any obligation of the Company under the Merger Agreement; and (3) vote the shares of Common Stock beneficially owned by him against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage the Merger. If any of the Kaplans fails to comply with the foregoing, as determined by Parent in its sole discretion, such failure will result in the automatic, irrevocable appointment of Parent as the attorney and proxy of such Kaplan, with full power of substitution, to vote, and otherwise act with respect to, all shares of Common Stock that such Kaplan is entitled to vote on any of the foregoing matters.

     The Kaplans also have granted to Parent an irrevocable option (the 'Stock Option') to purchase for $14.50 per share (i) all, but not less than all, of the shares of Common Stock beneficially owned by the Kaplans and (ii) any additional shares of Common Stock acquired by the Kaplans during the term of the Stockholder Agreement. The Stockholder Agreement sets no limitation on the number of shares of Common Stock the Kaplans can own. The Stock Option may be exercised by Parent at any time prior to the termination of the Stockholder Agreement and prior to the earliest to occur of (i) the first anniversary of the date of the Stockholder Agreement, (ii) if the Merger Agreement is terminated, or Parent provides written or oral notice to the Company that it elects not to consummate the Offer or close the transactions contemplated by the Merger Agreement, as a result of the failure of any of the conditions specified in Exhibit A to the Merger Agreement, and at the time of such termination or notice there does not exist any Alternative Proposal (as defined in the Merger Agreement) at $14.50 or more per share of Common Stock for 75% or more of the outstanding Common Stock of the Company, the termination of the Merger Agreement and (iii) if the Merger Agreement is terminated, or Parent provides written or oral notice to the Company that it elects not to consummate the Offer or close the transactions contemplated by the Merger Agreement, as a result of the failure of any of the conditions specified in Exhibit A to the Merger Agreement, and at the time of such termination or notice there exists any Alternative Proposal at $14.50 or more per share of Common Stock for 75% or more of the outstanding Common Stock of the Company, the date six months after the date of the termination of the Merger Agreement; provided, however, that if a tender offer is commenced by any party or entity other than Parent and its affiliates with respect to the Common Stock, then, notwithstanding any provision of the Stockholder Agreement, the Kaplans may tender all or any of their shares of Common Stock into such tender offer on or before the time 48 hours before the expiration of such offer.

     Each of the Kaplans has also made certain covenants with respect to the disposition or encumbrance of the shares of Common Stock beneficially owned by him, the acquisition of additional shares and the solicitation of transactions relating to the shares of Common Stock beneficially owned by him. Each of the Kaplans has further agreed that, in the event of any change in the capitalization of the Company, he will adjust the number and kind of the shares of Common Stock beneficially owned by him and the consideration payable in respect of such shares so as to restore to Parent its rights and privileges under the Stockholder Agreement.

The Employment Agreements

     In connection with the execution of the Merger Agreement, the Company has entered into an amended and restated employment agreement with each of the following employees: (1) Glenn Kaplan as Chief Executive Officer; (2) Evan A. Kaplan as Chief Operating Officer; (3) Wayne L. Kaplan as Senior Executive Vice President, Secretary or General Counsel; and (4) Raymond DioGuardi as Chief Financial Officer. Base compensation under the employment agreements will be not less than $250,000 per year for Glenn Kaplan, not less than $225,000 per year for Evan A. Kaplan, not less than $200,000 per year for Wayne L. Kaplan, and not less than $175,000 per year for Mr. DioGuardi. In addition, each of the employees will be entitled to receive a target bonus, based upon the Company's achievement of certain operating and/or financial goals, equal to a specified percentage of each employee's then current annual base salary (up to 75% in the case of Glenn Kaplan and Wayne L. Kaplan, up to 100% in the case of Evan A. Kaplan, and up to 50% in the case of Mr. DioGuardi). With respect to each of Glenn Kaplan, Evan A. Kaplan and Wayne L. Kaplan, any bonus payable in respect of the fiscal year beginning January 1, 1998 shall be payable, with interest at an annual rate equal to 4%, within five days following the end of fiscal year 1999; provided, however, that no bonus shall be payable for such fiscal year in the event the employee's employment with the Company shall have been terminated by the Company for 'Cause' (as defined in such employee's employment agreement) or voluntarily by the employee without 'Good Reason' (as defined in such employee's employment agreement) on or prior to December 31, 1999. The Board of Directors may increase an employee's bonus for any fiscal year to an amount greater than the percentages specified above; provided, however, that the Company has attained no less than 95% of the applicable operating or financial goals for such fiscal year. Each of the employees shall be eligible to participate in all benefit plans and receive all fringe benefits available to similarly situated employees which, in the aggregate, shall be no less favorable than those provided to any other employee of the Company determined as of the date of the employment agreements.

     The term of each employment agreement is for two years commencing at the Effective Time, which term will be automatically renewed for successive one-year terms unless either party gives written notice no less than six months prior to the then applicable term that the term will not be so extended. The Company may terminate the employees at any time and for any reason, but the employees may resign only for Good Reason. If an employee's employment with the Company is terminated: (i) by the Company other than for Cause, death or disability; or
(ii) voluntarily by the employee with Good Reason, the employment agreement provides that the Company will continue to pay such employee an amount equal to his then current annual base salary for the remainder of the then applicable employment term, and the Company will continue such employee's then current medical coverage for a period of two years following the termination of the employee's employment.

     Pursuant to non-competition covenants contained in the employment agreements, each of the employees has agreed that he will not, during the term of his employment and for a period of three years after the date of his termination (five years if he is terminated for Cause), directly or indirectly own, manage, operate, join, control, be employed by or participate in the ownership, management, operation or control of, or be connected in any manner, including, but not limited to, holding the positions of stockholder, director, officer, consultant, independent contractor, employee, partner or investor, with any person or entity engaged in the business of providing assisted living, independent living, skilled nursing facilities or continuing care retirement centers (containing assisted living, independent living and skilled nursing facilities in one campus) (each a 'Competitive Business') within a 25-mile radius of any such business operated or in the pipeline to be operated (to the extent the employee has knowledge thereof after due inquiry) by the Company, LFREI or any affiliate of LFREI (a 'Competing Enterprise'); provided, however, that if Mr. DioGuardi's employment with the Company shall be terminated by his giving notice of his intention not to extend his employment past the second anniversary of the effective date of his employment agreement (the 'Initial Term'), he shall not be precluded from accepting the position of chief financial officer with any Competing Enterprise; and provided, further, that if Mr. DioGuardi's employment is terminated by the Company giving notice of its intention not to extend his employment beyond the Initial Term (a 'Limited DioGuardi Termination'), Mr. DioGuardi shall have no restriction on his employment after the Initial Term.

     In addition, during the term of his employment and for a period of two years thereafter, each of the employees has agreed not to interfere with the Company's relationship with, or endeavor to entice away from the Company, any person who at any time during the employee's term of employment was an employee or customer of the Company or otherwise had a material business relationship with the Company. With respect to each of Glenn Kaplan, Evan A. Kaplan and Wayne L. Kaplan, the foregoing shall not apply with respect to Mr. DioGuardi if (i) Mr. DioGuardi's employment shall have terminated pursuant to a Limited DioGuardi Termination; and (ii) Mr. DioGuardi shall not be employed in any Competitive Business.

The Escrow Agreement

     Pursuant to an Escrow Agreement, dated as of February 23, 1998, among the Kaplans, the Company, the Offeror and Parent and a letter agreement among the same parties dated as of the same date (the 'Escrow Agreement'), the Kaplans have agreed that $6,000,000 of the proceeds from the shares tendered by them in the Offer or sold by the Kaplans to Parent pursuant to the Stockholder Agreement will be placed in escrow. The escrowed funds will be delivered to the Company if the Kaplans or any of the Kaplans licensed to operate certain of the Company's facilities loses any such operating certificate or if the Kaplans cause any such facility to be without a licensed operator as a result of the breach by the Kaplans of their obligations under certain agreements between the Kaplans and the Company (a 'License Loss Breach') to the extent that such License Loss Breach damages the Company. The escrowed funds will be delivered to the Kaplans upon (i) the retention by the Kaplans of such operating certificates for a given period of time, (ii) the issuance of such operating certificates for all such facilities to a Replacement Operator (as defined in the Escrow Agreement), or
(iii) the satisfaction of certain other conditions.

Certain Transactions Regarding Sales of Common Stock

     Restrictions on Transfer. Each Kaplan has agreed with the Company that he will not, for as long as he will be the licensed operator of any of the Company's facilities, transfer any shares of Common Stock if it would result in his personally owning fewer than 500,000 shares of Common Stock initially, or 250,000 shares of Common Stock after the fifth anniversary of the consummation of the Initial Public Offering, in each case subject to certain exceptions. In addition, a stockholders agreement between the Kaplans and the Company provides
(i) each Kaplan with a right of first refusal with respect to a transfer of the shares of Common Stock of the other Kaplans, except for a limited exception in the case of death, and (ii) that the Kaplans will vote all their shares of

Common Stock as a unit. The Board of Directors of the Company has agreed to release the Kaplans from their obligation each to maintain ownership of 500,000 shares of Common Stock, and the Kaplans have waived their rights of first refusal with respect to each other's shares to be sold pursuant to the Offer.

     Registration Rights. Each of the Kaplans, along with Herbert Kaplan, who beneficially own in the aggregate 4,150,000 shares of Common Stock, is entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended. These rights are subject to certain restrictions, conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely on a review of the reports and representations furnished to the Company during the last fiscal year, the Company believes that each of the persons required to file reports under Section 16(a) of the Exchange Act was in compliance with all applicable filing requirements with respect to the Company's most recent fiscal year, except that each of Raymond DioGuardi and Gerald Schuster failed to file on a timely basis one report required by Section 16(a) of the Exchange Act.

                                 EXHIBIT INDEX

EXHIBIT NO.      DOCUMENT
---------------  --------------------------------------------------------------------------------------------------
Exhibit 1        Amended and Restated Agreement and Plan of Merger, dated as of February 23, 1998, among Prometheus
                 Senior Quarters, LLC, Prometheus Acquisition Corp. and Kapson Senior Quarters Corp.
Exhibit 2        Pages 5-16 of the Proxy Statement, dated June 23, 1997, of Kapson Senior Quarters Corp.
Exhibit 3        Form of operating agreement among Glenn Kaplan, Wayne L. Kaplan, Evan A. Kaplan and Senior
                 Quarters Management Corp.
Exhibit 4        Master Management Services Agreement, dated as of September 30, 1997, among Glenn Kaplan, Wayne L.
                 Kaplan, Evan A. Kaplan and Senior Quarters Management Corp.
Exhibit 5        Interim Management Services Agreement, dated as of September 30, 1997, among Glenn Kaplan, Wayne
                 L. Kaplan, Evan A. Kaplan and Senior Quarters Management Corp.
Exhibit 6        Letter agreement relating to the indemnification of Glenn Kaplan, Wayne L. Kaplan and Evan A.
                 Kaplan by Kapson Senior Quarters Corp.
Exhibit 7        Home Health Agency letter agreement, dated February 23, 1998, among Glenn Kaplan, Wayne L. Kaplan,
                 Evan A. Kaplan, Kapson Senior Quarters Corp., Prometheus Senior Quarters, LLC and Prometheus
                 Acquisition Corp.
Exhibit 8        Second Amended and Restated Stockholders Agreement, dated as of February 23, 1998, among
                 Prometheus Senior Quarters, LLC, Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan.
Exhibit 9        Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Glenn Kaplan.
Exhibit 10       Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Wayne L. Kaplan.
Exhibit 11       Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Evan A. Kaplan.
Exhibit 12       Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Raymond DioGuardi.
Exhibit 13       Amended and Restated Escrow Agreement, dated as of February 23, 1998, and related letter agreement among Glenn Kaplan, Wayne L. Kaplan, Evan A. Kaplan, Kapson Senior Quarters Corp. and Prometheus
                 Acquisition Corp.
Exhibit 14       Press release, dated February 24, 1998, and tombstone advertisement, dated March 2, 1998.
Exhibit 15*      Opinion, dated February 23, 1998, of Salomon Smith Barney.
Exhibit 16*      Opinion, dated February 23, 1998, of J. P. Morgan Securities Inc.

------------------
* Included in copies mailed to stockholders.